Marc D. Browning To Call Writer Directly: 312 862-2053 marc.browning@kirkland.com	300 N. LaSalle Chicago, Ilinois 60654 312 862-2000 www.kirkland.com	Facsimile: 312 862-2200

November 25, 2009

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:	Registration Statement on Form S-1 of
Sensata Technologies Holding B.V.

Ladies and Gentlemen:

On behalf of Sensata Technologies Holding B.V. (the “Issuer”), for filing under the Securities Act of 1933, as amended, we are transmitting one copy of the above-referenced Registration Statement on Form S-1 of the Issuer. The Issuer has previously sent by wire transfer funds in the amount of $27,900 to cover the registration fee.

Should you have any questions or comments regarding this filing, please direct them to the undersigned at the telephone number referenced above.

Sincerely,

/s/ Marc. D. Browning

Marc. D. Browning